UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

GLU MOBILE, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
379890106
(CUSIP Number)
Hany M. Nada
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 475-2150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Granite Global Ventures II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Granite Global Ventures II L.L.C., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

2.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS GGV II Entrepreneurs Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

3.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Granite Global Ventures II L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

4.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Ray A. Rothrock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

5.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Anthony Sun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

6.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Scott B. Bonham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

7.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Joel D. Kellman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

8.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Jixun Foo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

9.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Glenn Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

10.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Jenny Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

11.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Hany M. Nada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		104,718 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		104,718 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,193,895 shares of Common Stock (2) (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Shares with respect to which Nada has sole voting power consist of 104,718 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of options held by Nada. Nada is considered to have sole dispositive power over 104,718 of such shares, which shares have vested or are scheduled to be vested within 60 days of the date of this filing.
(3) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(4) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

12.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Thomas K. Ng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,089,177 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,089,177 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,089,177 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79 ,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

13.

Introductory Note: This Amendment No. 1 to the statement on Schedule 13D is being filed by the Reporting Persons and amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2010 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share, of Glu Mobile, Inc. This Amendment No. 1 is being made to reflect the Reporting Persons’ holdings following the recent offering of securities of the Issuer on January 14, 2011, as more fully described in Item 3 below (the “Offering”). The Reporting Persons did not participate in the Offering. This Amendment No. 1 amends and restates the Original Schedule 13D.

Item 1.	Security and Issuer.
This statement relates to shares of Common Stock, $0.0001 par value (“Common Stock”) of Glu Mobile Inc. (the “Issuer”), having its principal executive office at 45 Fremont Street, Suite 2800, San Francisco, California 94105.

Item 2.	Identity and Background.
(a) The name of the reporting persons are Granite Global Ventures II L.P. (“GGV II”), GGV II Entrepreneurs Fund L.P. (“GGV II Entrepreneurs”), Granite Global Ventures II L.L.C., (“GGV II LLC”)., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV II LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV II and GGV II Entrepreneurs. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Glenn Solomon, Jixun Foo, and Ms. Jenny Lee are members of the investment committee of GGV II LLC.
(b) The business address for GGV II, GGV II Entrepreneurs, GGV II LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
The business address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA 94304.
The business address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027.
(c) Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are managing members and investment committee members of GGV II LLC. The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business for each of the forgoing reporting persons is the venture capital investment business.
Mr. Ray A. Rothrock is a Partner of Venrock and investment committee member of GGV II LLC. The address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA 94304. The principal business for Mr. Ray A. Rothrock is the venture capital investment business.
Mr. Anthony Sun is an investment committee member of GGV II LLC. The address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027. The principal business for Mr. Anthony Sun is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

14.

(f) GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV II LLC is a limited liability company organized under the laws of the State of Delaware. Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the USA. Mr. Scott B. Bonham is a Canadian citizen. Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV II LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.
On August 28, 2009, GGV II and GGV II Entrepreneurs entered into that certain Stock Purchase Plan with Piper Jaffray & Co. to acquire shares of common stock of the Issuer (the “Purchase Plan”) in accordance with the requirements of SEC Rule 10b5-1(c)(1). Pursuant to the Purchase Plan, GGV II and GGV II Entrepreneurs acquired 980,500 and 19,500 shares, respectively, of the Issuer’s Common Stock, par value $0.0001 per share, at an average price of $1.0547 per share and an aggregate gross purchase price of $1,084,659.60. The shares were acquired on three settlement dates: September 1, 2009, October 26, 2009 and October 27, 2009. GGV II and GGV II Entrepreneurs received the funds through contributions of capital from their respective limited partners. No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities. Mr. Nada serves on the Issuer’s Board of Directors and is a Managing Member and Investment Committee Member of GGV II LLC.
On August 27, 2010, GGV II purchased 1,961,000 shares of Common Stock and warrants to purchase, subject to certain limitations, 980,500 shares of Common Stock (the “Warrant Shares”), and GGV II Entrepreneurs purchased 39,000 shares of Common Stock and 19,500 Warrant Shares from the Issuer in a privately-negotiated transaction by the GGV Entities and certain other purchasers at an aggregate purchase price to GGV II of $1,961,000 and an aggregate purchase price to GGV II Entrepreneurs of $39,000. GGV II and GGV II Entrepreneurs received the funds through contributions of capital from their respective limited partners. No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.
On January 11, 2011 the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC, Merriman Capital, Inc. and Northland Capital Markets (the “Underwriters”). The Underwriting Agreement provides for the sale to the Underwriters of up to 7,317,074 shares of the Issuer’s common stock, par value $0.0001 per share, at a price to the Underwriters of $2.05 per share (the “Offering”), including an overallotment option of 1,097,561 shares. The shares in the Offering were offered and sold under a prospectus supplement filed with the Commission pursuant to Rule 424(b) of the Act in connection with an offering pursuant to the Issuer’s shelf registration statement on Form S-3 (File Number 333-170577). The Offering closed on January 14, 2011. The Reporting Persons did not participate in the Offering.
Pursuant to Section 4(b) of the Underwriting Agreement, on January 19, 2011, the Underwriters exercised their option to purchase an additional 1,097,561 shares of the Issuer’s common stock, par value $0.0001 per share, at a price to the public of $2.05 per share (the “Second Offering”). The shares in the Second Offering were offered and sold under a prospectus supplement filed with the Commission pursuant to Rule 424(b) of the Act in connection with an offering pursuant to the Issuer’s shelf registration statement on Form S-3 (File Number 333-170577). The Offering closed on January 20, 2011. The Reporting Persons did not participate in the Second Offering.

Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.

15.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b).	Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of February 2, 2011:

			Common Stock
		Shares	Issuable Upon
		Issuable Upon	Exercise of
		Exercise of	Common Stock	Sole	Shared	Sole	Shared	Beneficial
	Shares Held	Options Held	Purchase	Voting	Voting	Dispositive	Dispositive	Ownership	Percentage of
GGV Entity	Directly	Directly (1)	Warrants (1)	Power(1)	Power (1)	Power (1)	Power (1)	(1)	Class (1, 3)
GGV II	4,009,439	0	980,500	0	5,089,177	0	5,089,177	5,089,177	9.4%
GGV II Entrepreneurs	79,738	0	19,500	0	5,089,177	0	5,089,177	5,089,177	9.4%
GGV II LLC (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Ray A. Rothrock (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Anthony Sun (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Scott B. Bonham (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Joel D. Kellman (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Hany M. Nada (2, 4)	0	104,718	0	104,718	5,089,177	104,718	5,089,177	5,193,895	9.6%
Jixun Foo (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Glenn Solomon (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Jenny Lee (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%
Thomas K. Ng (2)	0	0	0	0	5,089,177	0	5,089,177	5,089,177	9.4%

16.

(1)	Comprised of securities exercisable within 60 days of the date of this filing.

(2)
GGV II LLC is the sole general partner of GGV II and GGV II Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV II and GGV II Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV II and GGV II Entrepreneurs. GGV II LLC owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of GGV II LLC and share voting and dispositive power over the shares held by GGV II and GGV II Entrepreneurs. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their respective pecuniary interests therein.

(3)
This percentage is calculated based upon 53,987,479 shares deemed to be outstanding, which includes (a) 44,572,844 shares reported to be outstanding as reported in the Issuer’s Form 424B2 filed with the Securities and Exchange Commission on January 11, 2011; (b) an aggregate of 8,414,635 shares of Common Stock newly issued by the Issuer in the Offering and reported in the Issuer’s Form 8-K filed on January 20, 2011 and (c) the warrants held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. reported herein.

(4)
Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 104,718 shares of the Issuer’s Common Stock. Options were granted on June 3, 2010 for 20,100 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010. Options were also granted on May 29, 2009 for 20,100 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009. Options were also granted on June 4, 2008 for 31,185 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008. Options were also granted on March 21, 2007 for 33,000 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on April 20, 2007 for 333 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting September 21, 2007. The remaining shares vest in equal monthly installments thereafter.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).
No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.
Exhibit 1	—	Agreement regarding filing of joint Schedule 13D.

Exhibit 2	—
Stock Purchase Plan dated August 28, 2009 by and among GGV II, GGV II Entrepreneurs and Piper Jaffray & Co. (Incorporated by reference from the Issuer’s Form 8-K filed with the Commission on July 6, 2010).

Exhibit 3	—	Purchase Agreement dated June 30, 2010 (Incorporated by reference from the Reporting Persons’ Schedule 13D filed with the Commission on September 9, 2010).

Exhibit 4	—	Stock Purchase Warrant dated August 27, 2010 (Incorporated by reference from the Issuer’s Form 8-K filed with the Commission on July 6, 2010).

Exhibit 5	—	Power of Attorney.

17.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011	GRANITE GLOBAL VENTURES II L.P. GGV II ENTREPRENEURS FUND L.P.
	BY:	GRANITE GLOBAL VENTURES II L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 2, 2011	GRANITE GLOBAL VENTURES II L.L.C.
	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Ray A. Rothrock

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Anthony Sun

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Scott B. Bonham

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Joel D. Kellman

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jixun Foo

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Glenn Solomon

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jenny Lee

February 2, 2011	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Thomas K. Ng
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

18.

SCHEDULE I
Managing Members and Investment Committee Members:
Ray A. Rothrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation:
     Partner of Venrock and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America
Anthony Sun
76 Inglewood Lane
Atherton, CA 94027
Principal Occupation:
     Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global
     Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America
Scott B. Bonham
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: Canada
Joel D. Kellman
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America
Hany M. Nada
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America
Jixun Foo
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: Singapore
Glenn Solomon
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America

19.

Jenny Lee
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: Singapore
Thomas K. Ng
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
     Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.
Citizenship: United States of America

20.